UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2006

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

TABLE OF CONTENTS

Press Release dated December 19, 2006

Emilio Foà New Chief Financial Officer of Benetton Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: December 19, 2006

Emilio Foà New Chief Financial Officer of Benetton Group

Ponzano December 19th, 2006 - Emilio Foà is the new Chief Financial Officer of Benetton Group.

Foà joins Benetton from Burberry plc where he was deputy CFO since February 2005. In this role, among other activities, he dealt with financial planning and reporting, tax, treasury and accounting processes.

Foà joined Burberry after a 4 year experience in Gucci where he was Group Controller. He began his career as Controller in 3M, subsequently moving as Finance Director to pharmaceutical companies, Boehringer Mannheim and GlaxoSmithKline.

Emilio Foà, born in 1963, is married and has two daughters. He obtained a degree cum laude in Business Administration at the Bocconi University.

Foà will start his new activity with Benetton by next April.

For further information

Media

0039 0422519810

www.benettongroup.com/press

Investor Relations

0039 0422519412

www.benettongroup.com/investors